UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	Annual Report Pursuant to Section 15(d)

of the Securities Exchange Act of 1934

For the Fiscal Year Ended December 31, 2006

or

☐	Transition Report Pursuant to Section 15(d)

Of the Securities Exchange Act of 1934

For the Transition Period from _____________ to _____________

Commission File Number 1-14762

SERVICEMASTER PROFIT SHARING AND RETIREMENT PLAN

(Full Title of Plan)

THE SERVICEMASTER COMPANY

860 Ridge Lake Boulevard,

Memphis, Tennessee 38120

(Name of Issuer of the

Securities Held Pursuant to the Plan

And the Address of the Principal Executive Office)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee and Plan administrators have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

SERVICEMASTER Profit Sharing and Retirement Plan

By: /s/ Deborah A. O’Connor

Deborah A. O’Connor

Senior Vice President and Controller

By: /s/ Eric R. Zarnikow

Eric R. Zarnikow

Senior Vice President and Treasurer

Date:	June 28, 2007

ServiceMaster
Profit Sharing and
Retirement Plan

Financial Statements
as of December 31, 2006 and 2005,
and for the Year Ended December 31, 2006,
and Supplemental Schedules as of and for the Year Ended
December 31, 2006, and Report of Independent Registered
Public Accounting Firm

SERVICEMASTER PROFIT SHARING AND RETIREMENT PLAN

NOTE:

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Equity Plans Administrative Committee of

ServiceMaster Profit Sharing and Retirement Plan

We have audited the accompanying statements of net assets available for benefits of ServiceMaster Profit Sharing and Retirement Plan (the “Plan”) as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) as of December 31, 2006 and delinquent participant contributions for the year ended December 31, 2006 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan’s management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2006 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

Chicago, Illinois

June 25, 2007

SERVICEMASTER PROFIT SHARING AND RETIREMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2006 AND 2005

	2006	2005
ASSETS:
Non-interest-bearing cash	$32,766	$7,990

Investments, at fair value:
Participant-directed Investments (Note 3)	293,082,323	279,362,662
The ServiceMaster Company Common Stock Fund (Note 4)	44,625,597	48,535,857

Total Investments	337,707,920	327,898,519

Receivables:
Employer contribution receivable	8,299,733	9,209,593
Employee contribution receivable	906,798	973,518

Total Receivables	9,206,531	10,183,111

Net Assets Available for Benefits at Fair Value	346,947,217	338,089,620

Adjustment from fair value to contract value for fully
benefit-responsive investment contracts (Note 1)	174,739	195,457

NET ASSETS AVAILABLE FOR BENEFITS	$347,121,956	$338,285,077

See accompanying notes to financial statements.

SERVICEMASTER PROFIT SHARING AND RETIREMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2006

ADDITIONS:
Contributions:
Employee contributions	$26,666,095
Employer contributions	9,714,580
Rollover contributions	1,465,747

Total Contributions	37,846,422

Investment Income:
Net appreciation in fair value of investments	32,985,846
Dividends	9,725,468
Interest from participant loans	716,304

Net Investment Income	43,427,618

Total Additions	81,274,040

DEDUCTIONS:
Benefits paid to participants	37,389,693
Deemed distributions of loans to participants	1,230,934
Administrative expenses	78,656
Transfers from Plan (Note 1)	33,737,878

Total Deductions	72,437,161

INCREASE IN NET ASSETS	8,836,879

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	338,285,077

End of year	$347,121,956

See accompanying notes to financial statements.

SERVICEMASTER PROFIT SHARING AND RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

1.	DESCRIPTION OF THE PLAN

General—The following description of the ServiceMaster Profit Sharing and Retirement Plan (the ”Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions. The Plan is a defined contribution plan covering substantially all nonunion employees of The ServiceMaster Company and its subsidiaries (the ”Company”) who have completed 90 days of service and are at least 18 years of age. Leased employees and employees who are or who become covered by a collective bargaining agreement which does not allow for Plan participation, are not eligible to participate in the Plan. The Plan is administered by the Equity Plans Administrative Committee. T. Rowe Price Trust Company serves as the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

Sales of the American Residential Services and American Mechanical Services Businesses—In the third quarter of 2006, the Company completed the sales of American Residential Services (“ARS”) and American Mechanical Services (“AMS”). As of the sale dates, employees of these businesses were no longer eligible to contribute to the Plan. Account balances of these businesses’ participants of $33,737,878 in cash, Company stock, and participant loans were transferred out of the Plan between July 19 and December 31, 2006 to successor plans. Additionally, balances of $239,183 in cash, Company stock and participant loans were transferred out of the Plan as of April 16, 2007 to successor plans.

Contributions—Participants may elect to contribute a minimum of 1% up to a maximum of 75% of pretax annual compensation, as defined in the Plan, subject to certain Internal Revenue Code (“IRC”) limitations. The first 4% of pretax compensation (base contribution) contributed to the Plan is eligible for a discretionary employer matching contribution. The Company matching contribution is determined each year by the Board of Directors. Participants have complete investment discretion over all Company contributions. The Board of Directors approved a discretionary Company matching contribution of 65% of participants’ base contribution across all employee groups for the years ended December 31, 2006 and 2005. Participants may also make rollover contributions representing distributions from other qualified plans. For the 2006 plan year, the Company’s matching contribution was made in cash and was invested according to the participants’ direction. As a result of the sale of ARS and AMS, a portion of the Company’s matching contribution for the 2006 plan year was paid during 2006. During 2006, the Company remitted to the Plan $1,387,106 employer matching contributions earned as of the date of sale for the participants of the sold ARS and AMS businesses. In 2007, the Company remitted to the Plan the remaining employer matching contribution for the 2006 plan year totaling $8,299,733.

Participant Accounts—Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution and an allocation of the Company’s discretionary contribution and Plan earnings, and charged with withdrawals and an allocation of Plan losses and administrative expenses, where applicable. Allocations are based on participant contributions or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments—Participants direct the investment of their contributions into various investment options offered by the Plan, which currently consist of The ServiceMaster Company Common Stock Fund, 17 mutual funds (including 10 target date retirement funds), and 3 common/collective trust funds.

Vesting—Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company’s contributions, and earnings thereon, is based on the following schedule, except in the event of death or permanent disability, in which case the participant immediately becomes 100% vested:

Completed Years of Service	Percent Vested

Less than 2 years of service	0%
2 years of service but less than 3	25
3 years of service but less than 4	50
4 years of service but less than 5	75
5 years of service or more	100

Participant Loans—Participants may borrow from their fund accounts a minimum of $500 up to a maximum of the lesser of: (a) $50,000 or (b) 50% of their vested account balance (limited to the value of the participant’s contributions and earnings thereon), minus their highest outstanding loan balance in the previous 12 months. A participant’s loan is secured by the balance in the participant’s account and bears interest at the Prime interest rate as listed in The Wall Street Journal on the first business day of the month in which the loan is issued, plus 1%. Principal and interest are paid ratably through payroll deductions.

Benefit Payments—A participant may elect to have the value of his or her vested account (minus any outstanding loan balance) distributed to him or her upon permanent disability, upon reaching normal retirement age (65), or upon termination of employment. A participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or monthly, quarterly, or annual installments for a specified number of years not to exceed the participant’s life expectancy and that of his or her beneficiary. At the time of distribution, shares of The ServiceMaster Company Common Stock Fund in the participant’s account can be taken in kind or in cash.

Forfeitures—Forfeitures are first used to reinstate all rehired participants’ forfeitures, and then they are used to offset a portion of the employer’s matching contribution and/or used to pay certain plan expenses normally paid by the Company. Unallocated forfeitures were $389,307 and $315,648 at December 31, 2006 and 2005, respectively. Forfeitures in the amount of $476,000 were used to offset a portion of the employer’s matching contribution for the plan year ended December 31, 2006.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties—The Plan utilizes various investment securities, including The ServiceMaster Company Common Stock Fund, mutual funds, common/collective trust funds, and investment contracts. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition—The Plan’s investments are stated at fair value based on quoted market prices or estimated fair value as reported by the Plan’s trustee. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Participant loans are valued at the outstanding loan balances.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The ServiceMaster Stable Value Fund invests in the T. Rowe Price Stable Value Fund which invests in guaranteed investment contracts, funding agreements and security-backed investment contracts, and separate accounts issued or wrapped by insurance companies, banks, or other financial institutions (collectively referred to herein as “Investment Contracts”). Investment Contracts are normally held to maturity, and meet the fully benefit responsive requirements of AICPA Statement of Position 94-4-1, Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans, as amended. As required by the FSP, the Statement of Net Assets Available for Benefits includes these fully benefit responsive investment contracts at fair value as well as the adjustment from fair value to contract value. Fair value of the contract is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations. At December 31, 2006 and 2005, The ServiceMaster Stable Value Fund was 100% invested in the T. Rowe Price Stable Value Fund, with no additional types of investments.

Administrative Expenses—Administrative expenses are paid by the Plan to the extent not paid by the Company, as provided in the Plan document. Expenses paid by the Company include payments to third-party service providers for trust, investment, and legal services, among others. Expenses paid by the Plan include participant loan initiation and maintenance fees.

Payment of Benefits—Benefit payments to participants are recorded upon distribution. There were no amounts, exclusive of distributions for which participants have elected to be paid on an installment basis, allocated to accounts of persons who had elected to withdraw from the Plan but had not yet been paid at December 31, 2006 or 2005, respectively.

Recently Adopted Accounting Principles—As of December 31, 2006, the Plan adopted Financial Accounting Standards Board Staff Position FSP AAG INV-1 and Statement of Position No. 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans” (the “FSP”). The FSP requires that the Statement of Net Assets Available for Benefits present the fair value of the Plan’s investments as well as the adjustment from fair value to contract value for the fully benefit-responsive investment contracts. Contract value is the relevant measurement attribute for fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis for the fully benefit-responsive investment contracts, and consequently was not affected by the adoption of the FSP. The FSP was applied retroactively to the prior period presented on the Statement of Net Assets Available for Benefits as of December 31, 2005. The impact of the adoption of the FSP was to increase the reported amounts of participant-directed investments as of December 31, 2005 by $195,457 from the amounts previously reported.

3.	INVESTMENTS

The fair values of the Plan’s investments that represented 5% or more of the Plan’s net assets available for benefits as of December 31, 2006 and 2005, are as follows:

	2006	2005

(1) ServiceMaster Stable Value Fund, 20,557,821 and
23,423,376 shares, respectively	$20,557,821	$23,423,376
(2) The ServiceMaster Company Common Stock Fund,
3,403,936 and 4,061,578 shares, respectively	44,625,597	48,535,857
T. Rowe Price Retirement 2015 Fund,
1,415,141 and 1,487,428 shares, respectively	17,505,295	16,988,940
T. Rowe Price Retirement 2020 Fund,
1,464,027 and 1,454,543 shares, respectively	25,400,875	22,734,502
T. Rowe Price Retirement 2025 Fund,
1,981,848 and 1,946,461 shares, respectively	25,486,564	22,325,903
T. Rowe Price Retirement 2030 Fund,
1,044,221 and 1,062,925 shares, respectively	19,412,061	17,527,634
T. Rowe Price Equity Index Fund, 1,016,732 and
1,232,731 shares, respectively	42,092,705	44,144,104
T. Rowe Price Bond Index Fund, 1,357,960 and
1,539,698 shares, respectively	31,776,258	34,612,412
T. Rowe Price Equity Income Fund, 855,343 and
901,724 shares, respectively	25,275,395	23,372,684

(1)	The amounts above for the Stable Value Fund are presented at contract value. The fair value of this investment as of December 31, 2006 and 2005 was $20,383,082 and $23,227,918, respectively.
(2)	Includes both participant-directed and non participant-directed amounts.

During the year ended December 31, 2006, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Mutual funds	$ 21,048,314
Common/collective trust funds	7,857,741
The ServiceMaster Company Common Stock Fund	4,079,791

Net appreciation in fair value of investments	$ 32,985,846

4.	THE SERVICEMASTER COMPANY COMMON STOCK FUND

Participants have complete investment discretion over all employee and Company contributions, including amounts previously contributed to The ServiceMaster Company Common Stock Fund. Participants, at their discretion, may also direct their investment to The ServiceMaster Company Common Stock Fund. Information about the net assets as of December 31, 2006 and 2005, and the significant components of the changes in net assets relating to The ServiceMaster Company Common Stock Fund for the year ended December 31, 2006, is as follows:

	2006	2005

Net assets:
The ServiceMaster Company Common Stock Fund - end of year	$44,625,597	$48,535,857

Changes in net assets:
Contributions	1,579,192
Dividends from The ServiceMaster Company Common
Stock Fund	1,742,984
Net investment appreciation	4,079,791
Benefits paid to participants	(5,000,441)
Net transfers into other investments	(3,463,716)
Transfers from Plan (Note 1)	(2,848,070)

Net change	(3,910,260)

The ServiceMaster Company Common
Stock Fund—beginning of year	48,535,857

The ServiceMaster Company Common
Stock Fund—end of year	$44,625,597

5.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of mutual funds and interests in common/collective trust funds managed by T. Rowe Price. T. Rowe Price acts as trustee, as defined by the Plan, and record keeper for the Plan. The Plan also allows participants to invest in Company stock and allows loans to participants. These transactions qualify as party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

At December 31, 2006 and 2005, the Plan held 3,403,936 and 4,061,578 shares, respectively, of common stock of The ServiceMaster Company, the sponsoring employer, with a cost basis of $37,117,191 and $44,222,983, respectively. During the year ended December 31, 2006, the Plan recorded dividend income of $1,742,984 from its investment in The ServiceMaster Company Common Stock Fund.

6.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and terminate the Plan, subject to the provisions of ERISA. In the event the Plan is terminated, participants would become 100% vested in their accounts.

7.	FEDERAL INCOME TAX STATUS

The Internal Revenue Service had determined and informed the Company by a letter dated August 27, 2002, that the Plan and related trust were designed in accordance with the applicable regulations of the IRC. The Plan has been amended since receiving the determination letter; however, the Company and the plan administrator believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income tax has been included in the Plan’s financial statements.

8.	NONEXEMPT PARTY-IN-INTEREST TRANSACTIONS

In connection with a change in payroll processing systems, the Company inadvertently remitted various payments for the months of January through March of 2005, totaling $34,608 to the trustee, by May 25, 2005, which was later than is required by the Department of Labor (DOL) Regulation 2510.3-102. The Company filed Form 5330 with the Internal Revenue Service and paid the required excise tax on these transactions. In addition, participant accounts were credited with the amount of investment income which would have been earned had the participant contribution been remitted on a timely basis.

9.	SUBSEQUENT EVENT

On March 19, 2007, the Company announced the execution of a definitive merger agreement to be acquired by CDRSVM Topco, Inc., a corporation formed by a fund managed by Clayton, Dubilier & Rice, Inc. The transaction is subject to receipt of shareholder approval, and approval of the California Department of Insurance and the Florida Office of Insurance Regulation, as well as satisfaction or waiver of other closing conditions. The Company has announced that it will hold a special meeting of shareholders on June 28, 2007 to consider and vote on a proposal to approve the merger agreement. If the merger is completed, ServiceMaster’s shareholders will receive $15.625 in cash for each outstanding share of common stock of the Company. As a result, the ServiceMaster Stock Fund will cease to be offered as an investment option under the Plan and the portion of a participant’s account balance invested in the ServiceMaster Stock Fund at the time the merger closes will be converted to cash and reinvested in a T. Rowe Price Retirement Fund with a target date closest to the year the participant will turn age 65.

10.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31, 2006	December 31, 2005
Net assets available for benefits per the financial statements	$347,121,956	$338,285,077
Less: Adjustment from fair value to contract value for fully
benefit-responsive investment contracts	(174,739)	(195,457)

Net assets available for benefits per the Form 5500	$346,947,217	$338,089,620

The following is a reconciliation of investment income per the financial statements to the Form 5500:

December 31, 2006
Total investment income per the financial statements	$43,427,618
Less: Adjustment from fair value to contract value for fully
benefit-responsive investment contracts	(174,739)

Total investment income per the Form 5500	$43,252,879

******

SUPPLEMENTAL SCHEDULE
SERVICEMASTER PROFIT SHARING AND RETIREMENT PLAN

FORM 5500—SCHEDULE H, PART IV, LINE 4i—
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2006

(b) Identity of Issue/ (a) (c) Description of Investment	(d) Cost	(e) Current Value

MUTUAL FUNDS:
* T. Rowe Price Retirement 2005 Fund	N/A	$4,072,150
* T. Rowe Price Retirement 2010 Fund	N/A	11,684,317
* T. Rowe Price Retirement 2015 Fund	N/A	17,505,295
* T. Rowe Price Retirement 2020 Fund	N/A	25,400,875
* T. Rowe Price Retirement 2025 Fund	N/A	25,486,564
* T. Rowe Price Retirement 2030 Fund	N/A	19,412,061
* T. Rowe Price Retirement 2035 Fund	N/A	11,576,048
* T. Rowe Price Retirement 2040 Fund	N/A	7,686,783
* T. Rowe Price Retirement 2045 Fund	N/A	869,879
* T. Rowe Price Retirement Income Fund	N/A	1,266,484
* T. Rowe Price International Growth & Income Fund	N/A	10,080,607
* T. Rowe Price Mid-Cap Value Fund	N/A	5,261,837
* T. Rowe Price Growth Stock Fund	N/A	5,898,858
* T. Rowe Price New Horizons Fund	N/A	3,511,198
* T. Rowe Price Equity Income Fund	N/A	25,275,395
Vanguard Mid-Cap Growth Fund	N/A	5,316,021
Vanguard Small Cap Value Index Fund	N/A	8,268,646
COMMON/COLLECTIVE TRUST FUNDS:
* T. Rowe Price Bond Index	N/A	31,776,258
* ServiceMaster Stable Value Fund	N/A	20,383,082
* T. Rowe Price Equity Index	N/A	42,092,705
EMPLOYER SECURITIES—Common shares:
* The ServiceMaster Company Common Stock Fund	$ 37,117,191	44,625,597
* PARTICIPANT LOANS (Interest rates generally from
5.00% to 9.75% maturing 2006 to 2012)	N/A	10,257,260

Total		$337,707,920

*  Party-in-interest.

N/A:	Cost information is not required for participant-directed investments and, therefore, is not included. The ServiceMaster Company Common Stock Fund includes both participant-directed and nonparticipant-directed investments.

SERVICEMASTER PROFIT SHARING AND RETIREMENT PLAN

FORM 5500, SCHEDULE H, PART IV, QUESTION 4a—
DELINQUENT PARTICIPANT CONTRIBUTIONS
FOR THE YEAR ENDED DECEMBER 31, 2006

Question 4a “Did the employer fail to transmit to the plan any participant contributions within the time period described in 29 CFR 2510.3-102,” was answered “yes.”

Identity of Party Involved	Relationship to Plan, Employer, or Other Party-in-Interest	Description of Transactions	Amount

The ServiceMaster Company	Employer/Plan Sponsor	Participant contributions for employees were not funded	$34,608
		within the time period prescribed by D.O.L. Regulation
		2510.3-102. Certain participant contributions for January
		through March of 2005 were deposited by May 25, 2005.